SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 11)*


                                   Ecolab Inc.
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                                (Name of Issuer)

                     Common Stock, par value $1.00 per share
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                         (Title of Class of Securities)

                                    278865100
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                                 (CUSIP Number)

                             William A. Groll, Esq.
                       Cleary, Gottlieb, Steen & Hamilton
                                City Place House
                              55 Basinghall Street
                                 London EC2V 5EH
                                 44-207 614 2200
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       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                 October 6, 2004
     ----------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                  This Amendment No. 11 (this "Amendment") amends and supplements the Schedule 13D filed on December 20, 1989, as previously amended (the "Schedule 13D"), of Henkel KGaA ("KGaA"), HC Investments, Inc. ("HCI") and Henkel Chemie Verwaltungsgesellschaft mbH ("Chemie"), with respect to the Common Stock, par value $1.00 per share ("Common Stock"), of Ecolab Inc. ("Ecolab" or the "Company"). All capitalized terms used in this Amendment and not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D.

Item 4.           Purpose of Transaction.
                  ----------------------


                  In connection with its recent acquisition of The Dial Corporation ("Dial"), Henkel announced that it intended to sell a significant portion or all of its holdings of Common Stock or of its holdings of shares of common stock of The Clorox Company ("Clorox") (or a combination of both) in connection with the refinancing of debt incurred to facilitate its acquisition of Dial.
                  On October 6, 2004, KGaA and HCI entered into a share exchange agreement with Clorox, pursuant to which, upon satisfaction of certain closing conditions, HCI will exchange all of its shares of common stock of Clorox for all of the stock of a to-be-formed wholly-owned subsidiary of Clorox ("Splitco"). At the time of the exchange, Splitco will hold certain operating businesses of Clorox, Clorox's equity interests in Henkel Iberica, S.A. and approximately $2.1 billion in cash. The exchange is subject to certain closing conditions, including antitrust clearance and receipt of final tax opinions.

                  If the share exchange transaction between HCI and Clorox is consummated, Henkel currently believes that it will have taken sufficient steps to refinance the debt incurred in the acquisition of Dial, and expects that it would not determine to sell any shares of Common Stock. In that event, Henkel would continue to hold its shares of Common Stock as a long-term minority investor in the Company. However, Henkel would intend to continue to review its investment in Common Stock from time to time and, depending upon certain factors, including without limitation the financial performance of Ecolab, the availability and price of shares of Common Stock on the open market, Henkel's overall relationship with Ecolab and other general market and investment conditions, Henkel may determine either to acquire through open market purchases or otherwise additional shares of Common Stock, or, based upon such factors, to sell shares of Common Stock, from time to time, in each case to the extent permitted under the Amended Stockholder's Agreement and applicable law.

                  Except as set forth herein, Henkel has no current plans or proposals that relate to or would result in any of the actions or events enumerated in clauses (a) through (j) of Item 4 of Schedule 13D, as promulgated by the Securities and Exchange Commission.

                                    Signature

                  After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.
Dated:  October 6, 2004

                                   Henkel KGaA



                                   By:  /s/ Franz-Josef Acher
                                      ----------------------------------------
                                       Franz-Josef Acher
                                       General Counsel



                                   By:  /s/ Thomas-Gerd Kuhn
                                      ----------------------------------------
                                       Thomas-Gerd Kuhn
                                       Associate General Counsel


                                   HC Investments, Inc.



                                   By:  /s/ Brian Friend
                                      ----------------------------------------
                                        Brian Friend
                                        Vice President


                                   Henkel Chemie Verwaltungsgesellschaft mbH



                                   By:  /s/ Thomas-Gerd Kuhn
                                      ----------------------------------------
                                       Thomas-Gerd Kuhn
                                       General Manager



                                   By:  /s/ Michael J. Schmitt
                                      ----------------------------------------
                                       Michael J. Schmitt
                                       Authorized Representative

                                 Exhibit Index
                                 -------------

Exhibit 1      Stock Purchase Agreement by and among HC Investments, Inc., Henkel           (i)
               KGaA and Ecolab Inc. dated as of December 11, 1989

Exhibit 2      Amendment No. 1 to Stock Purchase Agreement by and among HC                  (i)
               Investments, Inc., Henkel KGaA and Ecolab Inc. dated as of
               December 11, 1989

Exhibit 3      Confidentiality Agreement between Henkel KGaA and Ecolab Inc.                (i)
               dated November 13, 1989

Exhibit 4      Press Release issued by Ecolab Inc. and Henkel KGaA on December              (i)
               11, 1989

Exhibit 5      Amendment No. 2 to Stock Purchase Agreement by and among HC                 (ii)
               Investments, Inc., Henkel KGaA and Ecolab Inc. dated as of
               September 11, 1990

Exhibit 6      Umbrella Agreement by and between Henkel KGaA and Ecolab Inc.               (ii)
               dated as of September 11, 1990

Exhibit 7      Joint Venture Agreement by and between Henkel KGaA and Ecolab Inc.          (ii)
               dated as of September 11, 1990

Exhibit 8      Stockholder's Agreement between Henkel KGaA and Ecolab Inc. dated           (ii)
               as of September 11, 1990

Exhibit 9      Amendment No. 3 to Stock Purchase Agreement by and among HC                 (iii)
               Investments, Inc., Henkel KGaA and Ecolab Inc. dated as of March
               8, 1991

Exhibit 10     First Amendment to the Umbrella Agreement by and between Henkel             (iii)
               KGaA and Ecolab Inc. dated as of March 8, 1991

Exhibit 11     First Amendment to the Joint Venture Agreement by and between               (iii)
               Henkel KGaA and Ecolab Inc. dated as of March 8, 1991

Exhibit 12     First Amendment to the Stockholder's Agreement between Henkel KGaA          (iii)
               and Ecolab Inc. dated as of March 8, 1991

Exhibit 13     Amended and Restated Umbrella Agreement by and between Henkel KGaA          (iv)
               and Ecolab Inc. dated as of June 26, 1991

Exhibit 14     Amended and Restated Joint Venture Agreement by and between Henkel          (iv)
               KGaA and Ecolab Inc. dated as of June 26, 1991

Exhibit 15     Amended and Restated Stockholder's Agreement between Henkel KGaA            (iv)
               and Ecolab Inc. dated as of June 26, 1991

Exhibit 16     Press Release issued by Ecolab Inc. and Henkel KGaA on July 11,             (iv)
               1991

Exhibit 17     Amendment No. 1 to Amended and Restated Stockholder's Agreement              (v)
               between Henkel KGaA and Ecolab Inc. dated as of June 30, 2000

Exhibit 18     Master Agreement, dated as of December 7, 2000, between Ecolab               (v)
               Inc. and Henkel KGaA

Exhibit 19     Form of Amended Stockholder's Agreement                                      (v)

Exhibit 20     Purchases of Common Stock from December 14, 2000 through October            (vi)
               5, 2001

Exhibit 21     Purchases of Common Stock from October 9, 2001 through November             (vii)
               23, 2001

Exhibit 22     Agreement to be Bound by Chemie dated as of December 31, 2002              (viii)


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(i)    Previously filed as an Exhibit to the Schedule 13D on December 20, 1989.

(ii) Previously filed as an Exhibit to Amendment No. 2 to the Schedule 13D on September 17, 1990.

(iii) Previously filed as an Exhibit to Amendment No. 3 to the Schedule 13D on March 15, 1991.

(iv) Previously filed as an Exhibit to Amendment No. 4 to the Schedule 13D on July 16, 1991.

(v) Previously filed as an Exhibit to Amendment No. 5 to the Schedule 13D on December 15, 2000.

(vi) Previously filed as an Exhibit to Amendment No. 6 to the Schedule 13D on October 9, 2001.

(vii) Previously filed as an Exhibit to Amendment No. 7 to the Schedule 13D on November 26, 2001.

(viii) Previously filed as an Exhibit to Amendment No. 9 to the Schedule 13D on January 8, 2003